August 1, 2014

U.S. Securities and Exchange Commission	Via Edgar
Division of Investment Management
Attn: Alberto Zapata

Re:	JNL Series Trust
Post-Effective Amendment No. 124 to the Registration Statement on Form N-1A File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

Susan S. Rhee
Vice President, Counsel & Secretary